Exhibit 99.1

Pheton Holdings Ltd Announces Corporate Name Change and Stock Ticker Symbol Change

BEIJING, China, Jan. 13, 2026 (GLOBE NEWSWIRE) – Pheton Holdings Ltd (the “Company” or “Pheton”), a healthcare solution provider specializing in treatment planning systems for brachytherapy and other related products and services, announced today that it will change its corporate name to iTonic Holdings Ltd, and change its stock ticker symbol to “ITOC” (collectively, the “Corporate Events”). The Company anticipates that the Corporate Events will be effective upon the commencement of trading on the Nasdaq Capital Market on January 16, 2026 (U.S. Eastern Time), at which time the Company’s Class A ordinary shares will cease trading under the current ticker symbol “PTHL” and will begin trading under the new ticker symbol “ITOC” on the Nasdaq Capital Market. The corporate name change and stock ticker symbol change reflects the Company’s new business strategy and its future development plans.

About Pheton Holdings Ltd

Founded in 1998, Pheton Holdings Ltd, through its wholly owned operating subsidiary, Beijing Feitian Zhaoye Technology Co., Ltd., focuses on healthcare solutions for brachytherapy, a targeted radiation therapy used in cancer treatment. Its lead product, Beijing Feitian’s Treatment Planning System, helps ensure safe and effective brachytherapy using radioactive sources inside the patient to kill cancer cells and shrink tumors. Pheton Holdings is committed to leveraging its products and services to establish a potential new standard of care across multiple malignant tumor applications. For more information, please visit: http://www.ftzy.com.cn/ir.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, including but not limited to statements related to Pheton’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pheton Holdings Ltd

Investor Relations

Email: ir@ftzy.com.cn

Lambert by LLYC

Jackson Lin

Phone: +1-646-717-4593

Email: jian.lin@llyc.global